United States
                   Securities and Exchange Commission
                         Washington, D.C. 20549


                              SCHEDULE 13G


                Under the Securities Exchange Act of 1934
                         (Amendment No.   4   )*

                        The Commerce Group, Inc.
                             (Name of Issuer)

                       Common stock $0.50 Par Value
                      (Title of Class of Securities)

                                200641108
                              (CUSIP Number)



Check the following box if a fee is being paid with this statement  [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 200641108                        THE COMMERCE GROUP, INC.
                                           SCHEDULE 13G
                                           ADMENDMENT No. 4
                                           FEBRUARY 12, 2003

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Commerce Group, Inc. Employee Stock Ownership Plan
      ID#: 04-6643047

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)[ ]
                                                            (b)[ ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      5.   SOLE VOTING POWER
            2,921,033

      6.   SHARED VOTING POWER
             N/A

      7.   SOLE DISPOSITIVE POWER
            2,921,033

      8.   SHARED DISPOSITIVE POWER
             N/A

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,921,033

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES*

       N/A

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       9%

12.   TYPE OF REPORTING PERSON*

       EP

CUSIP NO. 200641108                        THE COMMERCE GROUP, INC.
                                           SCHEDULE 13G
                                           ADMENDMENT No. 4
                                           FEBRUARY 12, 2003

Item 1.

a.  The Commerce Group, Inc.
b.  211 Main Street, Webster, MA  01570

Item 2.

a.  The Commerce Group, Inc. Employee Stock Ownership Plan
    ("Plan").
b.  211 Main Street, Webster, MA  01570.
c.  Massachusetts.
d.  Common stock.
e.  CUSIP 200641108

Item 3.  If this statement is filed pursuant to Rule 13d-
          1(b), or 13d-2(b), check whether the person filing is a:

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
        Security Act of 1974 or Endowment Fund.

Item 4.  Ownership

At December 31, 2002, the Plan was the record owner of a total of 2,921,033 shares of common stock of the issuer, or approximately 9% of the issuer's outstanding common stock (issued less treasury shares). The Plan, acting through its Trustees, has the sole power to dispose or direct disposition of such shares while they remain in the Plan, except as hereafter noted. Plan Participants who are current employees of The Commerce Group, Inc. or its subsidiaries (the "Company") and who are 100% vested in their Plan accounts can annually elect to transfer out of the Plan up to 100% of their allocated Company stock in the form of an eligible rollover distribution into another eligible retirement plan, such as a qualified individual retirement arrangement. Approximately 2,159,000 shares held by the Plan at December 31, 2002 are allocated to the Plan accounts of these individuals. Plan Participants who are former employees of the Company are 100% vested in their Plan account and may generally elect to withdraw from the Plan the shares allocated to their accounts at any time. Approximately 557,000 shares held by the Plan at December 31, 2002 are allocated to the Plan accounts of these individuals. The remaining approximately 205,000 shares held by the Plan at December 31, 2002 are allocated to the Plan accounts of Participants who have not yet reached 100% vesting in their account balances. Disposition of these unvested shares is restricted under the Plan. The shares allocated to Participant accounts are voted as directed by the account holders; unallocated shares, if any, and shares as to which no voting instructions have been received are voted by the Plan Trustees.

CUSIP NO. 200641108                        THE COMMERCE GROUP, INC.
                                           SCHEDULE 13G
                                           ADMENDMENT No. 4
                                           FEBRUARY 12, 2003


Item 5.  Ownership of Five Percent or Less of a Class

Item 5 is not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

Item 6 is not applicable.


Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on By the Parent Holding Company

Item 7 is not applicable.


Item 8.  Identification and Classification of Members of the
         Group

Item 8 is not applicable.


Item 9.  Notice of Dissolution of Group

Item 9 is not applicable.

CUSIP NO. 200641108                        THE COMMERCE GROUP, INC.
                                           SCHEDULE 13G
                                           ADMENDMENT No. 4
                                           FEBRUARY 12, 2003


Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                               SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on behalf of The Commerce Group, Inc. Employee Stock Ownership Plan is true, complete and correct.


                                       February 12, 2003
                                             Date


                                          Signature

                              Randall V. Becker, Trustee
                              The Commerce Group, Inc.
                              Employee Stock Ownership Plan